UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Arabella Exploration, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G5693V 105

(CUSIP Number)

Mr. Mark G. Avery and

Travis Street Energy, LLC

712 Main Street, Suite 2100

Houston, TX 77002

832-623-1206

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5693V 105	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Travis Street Energy, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) × (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G5693V 105	13D	Page 3 of 6 Pages

15.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark G. Avery
16.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) × (b) ☐
17.	SEC USE ONLY
18.	SOURCE OF FUNDS (see instructions)
19.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
20.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	21.	SOLE VOTING POWE 0
	22.	SHARED VOTING POWER 17,500
	23.	SOLE DISPOSITIVE POWER 0
	24.	SHARED DISPOSITIVE POWER 17,500

25.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,500
26.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
27.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.363%
28..	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. G5693V 105	13D	Page 4 of 6 Pages

Item 1.  Security and Issuer. This Schedule 13D (Amendment No. 1) relates to the ordinary shares, par value $0.001 (the “Ordinary Shares”) of Arabella Exploration, Inc., formerly Lone Oak Acquisition Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 500 W. Texas Avenue, Suite 1450, Midland, TX 79701.

Item 2.  Identity and Background. This Schedule 13D (Amendment No. 1) is being filed by Travis Street Energy, LLC, a Texas limited liability company (“TSE”), and Mark G. Avery (“Avery”), who together filed a Joint Filing Agreement in accordance with Rule 13e-1(k) on Schedule 13D dated May 16, 2014 in connection with their beneficial ownership of the Ordinary Shares of the Issuer, which Joint Filing Agreement was incorporated by reference therein as Exhibit 4.4.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 4.  Purpose of Transaction. This Schedule 13D (Amendment No. 1) is being filed by TSE and Avery as a result of a transaction consummated on September 30, 2014 pursuant to which Avery acquired 17,500 shares of the Ordinary Shares and 295,000 shares of the Ordinary Shares were transferred to other individuals, none of whom became holders of 5.0% or more of the shares of the Issuer as a result thereof.

Item 5.  Interest in Securities of the Issuer. Neither TSE nor Avery is the owner (or beneficial owner) of 5.0% or more of the Ordinary Shares. The transfer of Ordinary Shares by TSE caused TSE and Avery to cease being subject to Schedule 13D filing requirements. Further, none of the recipients received enough Ordinary Shares to become a holder of 5.0% of more of the Ordinary Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issue. Avery and the other transferees of the Ordinary Stock transferred from TSE took the shares subject to the current restrictions on the shares, as set forth in the Voting Agreement and the Lock-Up Agreement, each dated December 24, 2013, among the Issuer and the security holders named therein, each of which was incorporated by reference in Schedule 3D dated May 16, 2014 as Exhibits 4.1 and 4.3, respectively.

Item 7.  Material to Be Filed as Exhibits

CUSIP No. G5693V 105	13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRAVIS STREET ENERGY, LLC

/s/ Karl P. Richter KARL P. RICHTER

Manager

October 29, 2014

CUSIP No. G5693V 105	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mark G. Avery MARK G. AVERY

October 28, 2014